February 19, 2014

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
One Station Place
100 F Street, NE
Washington, DC 20549-6010
Attn: Mr. J. Nolan McWilliams

Re:    Orbitz Worldwide, Inc.
Amendment No. 1 to Registration Statement on Form S-3
Filed January 31, 2014
File No. 333-192669

Form 10-K for the year ended December 31, 2012
Filed March 5, 2013

Form 10-Q for the quarter ended September 30, 2013
Filed November 5, 2013
File No. 001-33599
Ladies and Gentlemen:
This letter sets forth the response of Orbitz Worldwide, Inc. (“we” or “our”) to the comments on the above-referenced filings provided by the Staff of the Division of Corporation Finance of the Securities and Exchange Commission by letter dated February 10, 2014.

Each of the Staff’s comments is restated below in bold type and is followed by our response.

Form S-3

Form 10-K for Fiscal Year Ended December 31, 2012

Item 7. Management’s Discussion and Analysis, page 35

Goodwill and Indefinite-Lived Intangibles Assets, page 48

500 West Madison Suite 1000 Chicago, IL 60661 USA	James F. Rogers Senior Vice President & General Counsel 312.894.4789 (office) 240.475.6387 (mobile) jim.rogers@orbitz.com

United States Securities and Exchange Commission
February 19, 2014

1.
Refer to your response to prior comment 9. You state that the forecasted declines in revenue were identified during the company’s annual planning cycle. Please clarify for us the month and year that these forecasted declines in revenue were first identified and factored into your financial forecasts. Also, please clarify for us whether the forecasted declines in revenue as modified in the fourth quarter of 2012 means a (i) declining trend in total revenue for each successive year in the forecasted period or (ii) decline in the sources of revenue indicated in the response within the forecasted period from that previously projected for the forecasted period but not in the trend of total revenue in the forecasted period (that is, you were projecting growth in total revenue year over year despite the declines in the indicated sources).

Company response:

The Company’s financial forecasts were completed in January 2013. It was during this process that the Company lowered its projected revenue growth rates to reflect the factors that were cited in our response to prior comment #9 (i.e., (i) lower average booking values for American Express transactions, (ii) lower volumes directed to our sites from meta-search sites, including Kayak, which was acquired by a competitor in November 2012, and (iii) projected declines in supplier economics in future periods). We confirm that the negative impact on forecasted revenue from these factors reflected a reduction in the sources of revenue from the levels we had previously projected and that the revised total projected revenue, although lower than that previously projected, continued to reflect anticipated year-over-year increases in total revenue for each forecasted period.

Form 10-Q for Fiscal Quarter Ended September 30, 2013

Note 11. Income Taxes, page 21

2.
Refer to your response to prior comment 16. You state that at December 31, 2012, you believed that the interest rates pursuant to a refinancing would likely be materially higher than under agreements at that date, thereby preventing you from more likely than not utilizing your deferred tax assets. Your response indicates that the refinancing of your term loans and revolving credit facility in March 2013 were at interest rates significantly lower than the rates previously expected which was favorable enough to resolve the negative interest factor to support the release of a majority of the valuation allowance for US deferred tax assets in the first quarter of 2013. It appears from your disclosures that the weighted average interest rates resulting from your refinancing into the senior secured credit agreement on March 25, 2013 were significantly higher (more than double) the interest rates incurred prior to the refinancing. Please explain to us how you were able to conclude that the circumstances associated with the refinancing in March 2013 at that time supported the release of a majority of the valuation allowance for US deferred tax assets in the first quarter of 2013. Also, explain to us how your conclusion in regard to the valuation allowance in the first quarter of 2013 considered

United States Securities and Exchange Commission
February 19, 2014

and was impacted by the forecasted declines in revenue as modified in the fourth quarter of 2012 indicated in your response to prior comment 9.

Company response:

We confirm that the weighted average interest rates on our debt following the refinancing in March 2013 of 7.75% on the term loans were significantly higher than (more than double) the interest rates incurred prior to the refinancing. In its forecast completed in January 2013, however, the Company expected that the achievable interest rate for the refinancing would be well above the rates actually obtained. The expected interest rates were based on market conditions and discussions with our lead lender, potential financing sources and advisors. Specifically, the Company expected that the rates would be 375 basis points to 425 basis points higher than the rates achieved in the March 2013 refinancing. Each additional 100 basis point increase in interest rates would increase interest expense under the $450 million term loans to be entered into in March 2013 by $4.5 million annually (or approximately $18.0 million in the aggregate). Following the successful refinancing in March 2013, even with interest rates that more than doubled from the rates on the previous debt, the lower than previously forecasted interest rates resulted in a projected decrease in interest expense that allowed management to conclude that it was more likely than not that a majority of the Company’s U.S. deferred tax assets would be realized. Therefore, the corresponding valuation allowance was released.

The forecasts utilized to evaluate the valuation allowance in March 2013 were based on the forecasts completed in January 2013, as described above, as adjusted for actual results from January 2013 through March 2013 and the lower projected interest expense realized through the refinancing.

In connection with the responses contained in this letter, the Company acknowledges that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and Exchange Commission
February 19, 2014

If you would like additional information or want to discuss our responses to your comments, please contact the undersigned via telephone at (312) 894-4789 or via e-mail at jim.rogers@orbitz.com.

Very truly yours,
/s/ James F. Rogers
James F. Rogers
Senior Vice President, General Counsel and Corporate Secretary